A.G.P./Alliance Global Partners

590 Madison Avenue, 28th Floor

New York, New York 10022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	IceCure Medical Ltd. (CIK: 0001584371)
Registration Statement No. 333-261487 on Form F-1 (the “Registration Statement”)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), and as representative of the underwriters of the proposed public offering of IceCure Medical Ltd. (the “Company”), we wish to advise you that we hereby join with the Company’s request that the effective date of the above-referenced Registration Statement on Form F-1 be accelerated so that the same will become effective on December 8, 2021, at 5:00 P.M., Eastern Time, or as soon thereafter as is practicable, unless the Company notifies you otherwise prior to such time.

Pursuant to Rule 460 under the Securities Act, we wish to advise you that as of the date hereof, copies of the Preliminary Prospectus to the Registration Statement, dated December 3, 2021, have been distributed to prospective underwriters, dealers, institutional investors, retail investors and others.

Sincerely,

A.G.P./ALLIANCE GLOBAL PARTNERS

By:	/s/ Thomas J. Higgins
Name:	Thomas J. Higgins
Title:	Managing Director